Exhibit (a)(19)
Subject: Urgent & Important: Performance Stock-Option addendum deadline is coming Monday 14 9 2009
Immediate Action needed — Deadline 14.9.2009
Dear Option-Holder,
If you have not yet responded or signed the above mentioned addendum received from Corporate, this is a final reminder for you.
Please be aware that a non-response will be a decision which may have a financial impact for you personally.